FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Sankyo Revises Financial Forecasts Upward for the Six Months Ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 24, 2005, in Kyoto, Japan

Nidec Sankyo Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2005

Nidec Corporation today announced that *Nidec Sankyo Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised upward its consolidated and non-consolidated financial forecasts for the year ended September 30, 2005 as follows.

*Company name changed from “Sankyo Seiki Mfg. Co., Ltd.” on October 1, 2005.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2005.

(From April 1, 2005 to September 30, 2005)					(Yen in millions)
	For the six months ended September 30, 2005				For the six months ended September 30, 2004
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	58,000	59,500	1,500	2.6%	60,362
Operating income	4,500	5,900	1,400	31.1%	4,505
Recurring income	4,000	7,800	3,800	95.0%	5,762
Net income	2,500	6,100	3,600	144.0%	13,804

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2005.

(From April 1, 2005 to September 30, 2005)					(Yen in millions)
	For the six months ended September 30, 2005				For the six months ended September 30, 2004
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	42,000	42,500	500	1.2%	42,933
Operating income	2,800	4,100	1,300	46.4%	3,275
Recurring income	2,500	6,300	3,800	152.0%	4,541
Net income	2,000	6,700	4,700	235.0%	13,324

3. Reasons for revision

The Company expects its sales and profits for the six months ended September 30, 2005 to exceed the previously anticipated levels in all business areas. On a non-consolidated basis, steady sales and improved productivity boosted operating income. Recurring income also increased significantly, benefiting from yen’s depreciation that generated an exchange gain of ¥2.2 billion. A major adjustment has been made to the net income forecast due to an unexpectedly high level of recurring income and smaller-than-expected losses on disposal of fixed assets. Consolidated earnings forecast has been revised in line with the changes to non-consolidated numbers.

The Company plans to announce a revision of its full-year earnings forecasts on October 28, 2005.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s finan’cial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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